N E W S R E L E A S E

December 8, 2003	Trading Symbols:
News Release 03-18	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

DRILLING AT LA PITARRILLA INTERSECTS 5.1 OZ./TON SILVER OVER 333 FEET;
MEXICAN DRILLING PROGRAM EXPANDED

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report assay results from six more holes in an ongoing drill program at its wholly-owned La Pitarrilla silver discovery in Durango state, Mexico. These latest results show continuity of thick sequences of silver mineralization to the east of earlier drilling and have encouraged the company to initiate a third phase of drilling to be completed in early 2004. This additional drilling is expected to provide sufficient information for a preliminary resource calculation.

To date, 22 holes totalling 3,095 meters have been completed on the Cordon Colorado zone. The latest six holes comprised a fence with some scissor holes 50 to 100 meters southeast of the initial drilling. The best results in the second phase were in holes BP-19 and BP-20, a 125 meter step-out from BP-11. BP-20 intersected 176 grams of silver per tonne over 101.6 meters (5.1 ounces of silver per ton over 333 feet) and BP-19 intersected 123.5 grams of silver per tonne over 75.2 meters (3.6 ounces of silver per ton over 246.7 feet). A table summarizing results to date follows and a map showing drill hole locations and intersections will be posted on the company’s web site at www.silver-standard.com.

Due to the success of this phase of exploration, Silver Standard has approved an immediate resumption of drilling with approximately 20 vertical holes totalling 2,500 meters planned. The objective of the program is to complete sufficient infill drilling for a resource calculation in an area measuring approximately 300 meters by 300 meters at Cordon Colorado. The zone is open to the northeast and east and appears to be fault-bound to the south where further drilling at depth is planned.

Cordon Colorado appears to be related to structures and breccias associated with a collapsed caldera measuring 800 meters in diameter. The stratiform mineralization appears to be localized within a particular bed in the volcanic package and geochemical associations suggest it is part of an epithermal system. Located in the northwest perimeter of the collapsed caldera, the Cordon Colorado zone is one of three silver zones and a gold zone that have been identified on the La Pitarrilla property.

The Peña Dike zone is located 400 meters (1,300 feet) northeast of Cordon Colorado. On surface, Peña Dike measures approximately 350 meters in length and 20 to 45 meters in width. Trench LP-4, consisting of chip channel sampling across the strike of the dike, averaged 145 grams of silver per tonne over 36 meters (4.2 ounces of silver per tonne over 118 feet), with peak values of 403 grams of silver per tonne over three meters (11.8 ounces of silver per ton over 9.8 feet). With roads and drill pads already completed, the Peña Dike zone will be tested with four holes in the third phase of drilling.

Javelina Creek, the third silver zone, is located 1.5 kilometers northeast of Cordon Colorado. With grab samples of up to one kilogram of silver per tonne (approximately 30 ounces of silver per ton), Javelina Creek will be trenched and prepared for drilling during the third phase of work about to commence. No immediate work is planned for a gold zone located approximately two kilometers east of Cordon Colorado.

Silver Standard acquired the La Pitarrilla by staking in 2002 and has three other properties in Durango state that share similar surface characteristics. Work is expected to commence on these properties in 2004. All work at La Pitarrilla was completed under the supervision of Ken McNaughton, M.A.Sc., P.Eng., vice president, exploration for Silver Standard, and a Qualified Person as defined by Canada’s National Instrument 43-101.

As well as at La Pitarrilla, drilling is under way or completed at Manantial Espejo in southern Argentina and Diablillos in northern Argentina. Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed with US$11.7 million in cash and US$7.8 million in marketable securities, and is actively advancing its portfolio with drill programs and acquisitions.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of estimates of measured, indicated and inferred mineral resources and contained ounces of silver: The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured mineral resource and indicated mineral resource categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the measured and indicated mineral resource categories and the inferred mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED LA PITARRILLA, MEXICO DRILL RESULTS - DECEMBER 2003 *

Hole No.	Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Silver Grade (in g/tonne)	Interval (in feet)	Silver Grade (in oz/ton)
BP-04 (1)	503160E 2810910N	2.0	64.0	62.0	172.9	203.4	5.0
BP-05 (1)	503324E 2810894N	0.0	99.6	99.6	49.0	326.8	1.4
BP-06 (1,2)	503038E 2810434N	5.1	27.4	22.3	51.1	73.2	1.5
BP-07 (1,2)	503108E 2810560N	No significant mineralization
BP-10 (1)	503124E 2810696N	24.4	40.6	16.2	46.2	53.1	1.3
BP-11 (1)	503124E 2810696N	19.3	78.2	58.9	90.0	193.2	2.6
	incl.	24.4	48.8	24.4	123.6	80.1	3.6
BP-12 (1)	503160E 2810768N	10.2	75.2	65.0	130.1	213.2	3.8
BP-13 (1)	503218E 2810834N	0.0	90.4	90.4	110.9	296.6	3.2
BP-14 (1,3)	503319E 2810802N	20.3	99.6	79.3	51.7	260.2	1.5
BP-15 (4)	503197E 2810830N	0.0	76.2	76.2	118.5	250.0	3.5
	incl.	31.5	67.1	35.6	157.3	116.8	4.6
BP-16 (1,3)	503197E 2810830N	0.0	78.2	78.2	129.9	256.6	3.8
BP-17	503185E 2810625N	No significant mineralization
BP-18	503185E 2810625N	41.7	122.9	81.2	165.3	266.4	4.8
	incl.	101.6	122.9	21.3	418.5	69.9	12.2
BP-19	503240E 2810690N	16.3	91.4	75.2	123.5	246.7	3.6
BP-20	503240E 2810690N	10.2	111.8	101.6	176	333.3	5.1
BP-21	503270E 2810780N	9.1	51.8	42.7	49.9	140.1	1.5
		72.1	91.4	19.3	115.3	63.3	3.4
BP-22	503340E 2810810N	13.2	24.4	11.2	45.3	36.7	1.3
		61.0	106.7	45.7	55.0	149.9	1.6

(1)	Previously reported.
(2)	Assays pending.
(3)	Drill hole ending in mineralization.
(4)	BP-15 extended to end of mineralization. New total reported here.
(5)	BP 1, 2, 3, 8 and 9 were drilled outside the Cordon Colorado zone and defined the northwest extent of the zone and did not encounter any significant silver mineralization.

*  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Hermosillo, Mexico (preparation) and Vancouver, B.C. (analysis). All samples analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. One in 20 samples were duplicate assayed at BSI Inspectorate in Sparks, Nevada and selected high-grade samples were analyzed a second time for accuracy.